Exhibit 11.1

KWESST MICRO SYSTEMS INC.

CODE OF BUSINESS CONDUCT AND ETHICS

PURPOSE OF THIS CODE

KWESST Micro Systems Inc. (the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”) in order to document the principles of conduct and ethics to be adhered to by the Company’s directors, officers and employees, and to establish mechanisms for the reporting of unethical conduct.

The Company is committed to:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
●	operating in a responsible manner that complies with applicable laws, rules and regulations;
●	promoting the avoidance of conflicts of interest;
●	promoting the prompt internal reporting of violations of this Code and other policies applicable to the Company;
●	providing a safe and healthy workplace
●	providing accountability for adherence to the Code; and
●	providing full, fair, accurate, timely and understandable disclosure in reports and documents filed with any governing body or which are publicly disclosed;

and the Company requires its directors and officers to provide leadership and direction with respect to these principles and standards.

When used herein, the “Company” shall refer to the Company and to its subsidiaries.

1.	COMPLIANCE WITH THE CODE

This Code is a reflection of the Company’s commitment to the highest standards of governance and ethics. As such, all directors, officers and employees of the Company are required to:

a)	Comply with the Code.
b)	Assist and co-operate with audits and investigations related to the Code and other policies of the Company.
c)	Promptly report violations of the Code.

Directors, officers or employees of the Company who are found to have violated the Code will be subject to disciplinary measures. Such measures may include but are not limited to, taking corrective actions with respect to the violation, suspension, demotion and possible termination of their employment or relationship with the Company. In addition, the Company may, where appropriate, refer the matter to relevant government authorities.

2.	COMPLIANCE WITH LAWS

The Company expects everyone to comply with all applicable laws, rules and regulations in performing work for the Company, including without limitation, those dealing with public disclosure, insider trading, discrimination and harassment, and health and safety. Violations of laws, rules or regulations can lead to disciplinary measures under the Code and may result in civil or criminal liability for the Company and the person or persons involved.

As such, directors, officers and employees will:

a)	Comply with all laws, rules and regulations in connection with their work for the Company.

b)	Seek clarification and advice if they are unsure about any law, rule or regulation or if they have questions related to any law, rule or regulation.
c)	Never commit or condone an illegal act in any way related to or during the course of their work for the Company, nor authorize or encourage others to act in an illegal manner.
d)	Avoid conduct that could bring the reputation and integrity of the Company into question.

The Company is committed to ensuring that its business operations are not used by others to facilitate illegal activity. In particular, the Company will strive to prevent its operations from being used in any manner to launder money or further the interests of terrorism.

3.	RECORD KEEPING AND CONTROL SYSTEMS

The Company’s record keeping and control systems are critical components of its business and the integrity of such systems must be maintained at all times. As such, directors, officers and employees will:

a)

Strive to ensure that the Company’s records (including financial and bookkeeping records, public disclosure documents, reports, presentations, safety documents, monitoring data and correspondence) are complete, true, accurate and understandable, and provide assistance and information necessary to maintain them as such.

b)

Never use, authorize or encourage improper or deceptive accounting practices, such as falsification of books and records, that could, among other things, result in the Company’s operating results or performance being fallacious or misleading, or be intended to hide violations of this Code or any applicable law.

c)

Never destroy, alter, or render unreadable Company records for an improper or illicit purpose and comply with the Company’s records management processes, with special care being given to financial, bookkeeping and other accounting records.

d)	Retain the Company records as required by law and as otherwise notified by the Company’s legal personnel.
e)	Return the Company records to the Company and notify the appropriate management member as to the location of such records upon changing roles or ceasing employment with the Company.

Information, data, records, documents and communications (in any format) created or received in the ordinary course of business or in connection with a director’s, officer’s or employee’s job function, are the property of the Company.

4.	EMPLOYEE RELATIONS

The Company believes that a strong, enthusiastic workforce is critical to its success. The Company strives to ensure that all employees and contractors are treated fairly and recognizes that the work conditions of its employees, their wages and their job satisfaction have deep impacts not only on the employees themselves, but also on their families, the communities in which they live and on the environment. As such, the Company believes that it is in the best interest of all parties to work together in a respectful and understanding manner and is committed to providing an environment that is frank and open and provides equal opportunities to its employees.

Directors, officers and employees will:

a)	Treat each other and members of the community in which the Company operates with respect and courtesy.
b)	Strive to keep the workplace free from harassment.

The Company does not condone the use of factors such as race, religion, colour, sex, sexual orientation or ethnicity as the basis for decisions related to hiring, promotions, pay or terminations, nor should directors, officers or employees allow physical disabilities to form the basis of work-related decisions, unless the disability interferes with a person’s ability to perform a job in a safe and effective manner and the disability cannot reasonably be accommodated.

5.	USE OF COMPANY ASSETS AND PROPERTY

Directors, officers and employees must safeguard and not use corporate property to pursue private interests or the interests of a spouse, family members or a private corporation controlled by any of these individuals. Company property includes real and tangible items such as land, buildings, furniture, fixtures, equipment, supplies, and vehicles and also includes intangible items such as data, computer systems, reports, information, patents, trademarks, copyrights, logos, name and reputation.

Directors, officers and employees will:

a)

Except for the limited exception provided in (b) below, always use the Company’s assets and resources only for Company related business purposes unless the Company provides its prior written approval for the director, officer or employee to use Company property for their personal interest in circumstances where doing so would:

i.	not result in additional cost to the Company;
ii.	not interfere with the performance of the person’s duties to the Company; and
iii.	not result in material personal gain to the person or to their spouse, family member or private corporation.
b)

Limit personal use of the Company’s computers and software, e-mail, telephones, mobile devices, internet and other electronic systems to incidental, reasonable amounts (i.e. personal use must not interfere with the proper performance of job duties), and follow other provisions of this Code and other Company policies as they relate to use of Company assets and resources.

c)	Exercise prudence and good judgment when incurring and approving business expenses and ensure that such expenses are reasonable, bona fide and appropriate and serve the Company’s business interests.
d)	Never steal, damage, misuse or waste the Company assets.
e)	Never use the Company assets in an illegal or improper manner or for an illegal or improper purpose.
6.	CONFLICTS OF INTEREST

Directors, officers and employees shall avoid situations where their individual personal interests could conflict with, or appear to conflict with, the interests of the Company and its stakeholders, and shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company, free from the influence of personal considerations and relationships.

A conflict of interest may be real or apparent:

a)

A “real conflict of interest” occurs when directors, officers or employees exercise their corporate duties, official powers or perform official duties or functions and at the same time know that in doing so there is the opportunity for personal gain.

b)

An “apparent conflict of interest” occurs when a reasonably well-informed person could have a perception that a director’s, officer’s or employee’s ability to exercise their corporate duty, an official power or perform an official duty or function was or will be affected by that individual’s private interest.

Directors and officers have a duty to act honestly, in good faith, and in the best interests of the Company and must exercise the degree of skill and diligence reasonably expected from an ordinary person of his or her knowledge and experience.

Conflicts of interest can include the following:

a)Furthering Private Interests

i)

Directors, officers and employees should avoid outside financial interests that might influence their corporate decisions or actions, and should not engage in such activities or transactions where the activity or transaction may be detrimental to the Company or where the activity may be in conflict with the proper discharge of their duties to the Company.

ii)

If a director, officer or employee is directly or indirectly personally interested in a proposed activity or transaction which involves the Company, or if the director or officer has discretionary decision-making power which could bring about direct or indirect financial benefit to the director, officer or employee due to his or her financial holdings, business and property interests or other relationships, there is potential for a conflict of interest. In these instances, at a minimum, these circumstances and these holdings should be fully disclosed in advance to the Chief Financial Officer of the Company. If it is determined there is a conflict of interest, the conflict must be fully disclosed in advance to the Audit Committee.

b)Corporate Opportunities

i.

Directors, officers and employees cannot divert to a third party, themselves, their spouses, their children or a private corporation controlled by any of these individuals, a business opportunity that the Company is pursuing.

ii.

A director, officer or employee of the Company whose corporate duties bring them into business dealings with a business in which they or a member of their family has a financial interest or to which they or a member of their family has an indebtedness, or a business employing a relative or close friend, must immediately:

a)	in respect of a director or officer, notify the Audit Committee; and
b)	in respect of an employee, notify his or her immediate supervisor, who will then notify the Chief Financial Officer and ultimately to the Audit Committee;

and such business dealings may not be pursued unless properly authorized by the Audit Committee.

c)Preferential Treatment

Directors, officers and employees must not assist others in their dealings with the Company if this may result in preferential treatment. A director, officer or employee who exercises regulatory, inspection or other discretionary authority over others, must disqualify themselves from dealing with individuals where the director’s, officer’s or employee’s relationship with the individual could bring their impartiality into question.

d)Workplace Relationships

Directors, officers, employees and individuals who are direct relatives or who permanently reside together may not be employed or hold office in situations where:

i.	A reporting relationship exists where a director, officer or employee has influence, input or decision- making power over the relative or cohabitant’s performance evaluation, salary, special permissions, conditions of work or similar matters; and
ii.	The working relationship affords an opportunity for collusion between the individuals that could have a detrimental effect on the Company’s interest.

This restriction may be waived if the Audit Committee is satisfied that sufficient safeguards are in place to ensure that the interests of the Company are not compromised.

7.	ACCEPTING GIFTS, BENEFITS AND ENTERTAINMENT

Directors, officers and employees:

a)

May generally accept gifts, hospitality or other similar benefits (other than cash or cash equivalents which must never be accepted) associated with their official duties and responsibilities if such gifts, hospitality or other benefits:

i.	are within the bounds of propriety, a normal expression of courtesy or within reasonable standards of hospitality;
ii.	are advertising and promotional materials, clearly marked with the company or brand name;
iii.	would not bring suspicion on the director’s, officer’s or employee’s objectivity and impartiality; or
iv.	would not compromise the integrity and reputation of the Company.
b)

Notwithstanding (a) above, will never solicit or accept gifts, benefits or entertainment in exchange for, or as a condition of, the exercise of duties or as an inducement for performing an act associated with the director’s, officer’s or employee’s duties or responsibilities to the Company and will never solicit or accept a gift of cash or cash equivalent from a business partner or anyone else with whom the Company does business in connection with that director’s, officer’s or employee’s position, duties or responsibilities within the Company.

c)

Will return any improper gift or benefit to the person offering it as soon as practicable or, if there is no opportunity to return an improper gift or benefit, or where the return may be perceived as offensive or inappropriate for cultural or other reasons, immediately disclose and turn over the gift or benefit to the Chief Financial Officer who will attend to a suitable disposition of the item.

8.	FRAUD OR BRIBERY

The Company is committed to the highest level of honesty and integrity and therefore does not tolerate fraud or bribery. Fraud can include a wide range of activities, such as falsifying books, records or timesheets, embezzlement, skimming and misappropriating Company assets (including such things as proprietary information and corporate opportunities) for personal gain.

Bribery of government officials, government entities and commercial customers is illegal in most countries. It can take different forms, such as cash payments, gifts, employment opportunities, quid pro quo transactions, directing business to a particular individual or business, excessive hospitality or providing services or other benefits or things of value to a person, organization, or company or to those related to a particular person, organization, or company.

There are serious criminal and civil consequences for fraud and bribery, including fines and imprisonment, and the Company considers fraud and the payment of bribes or other corrupt activity serious misconduct and grounds for dismissal.

9.	POLITICAL AND CHARITABLE DONATIONS

Laws in many jurisdictions prohibit or regulate corporate donations to governments, political parties, politicians, and candidates for public office. The Company’s policy is that all corporate contributions to governments, political parties, politicians, or candidates for public office are prohibited unless they are approved in advance by the Chief Executive Officer of the Company. The Company may also donate to certain charities.

10.	COMMUNICATING WITH THE MEDIA AND OTHER MEMBERS OF THE PUBLIC

The Company is committed to ensuring that disclosure made by the Company to its shareholders and to the public in general, and in reports and documents it files with appropriate securities commissions is made in a timely manner, is full, fair, accurate and understandable, and is broadly disseminated in accordance with all applicable legal and regulatory requirements.

Directors, officers and employees will:

a)

Always comply with the Company’s Disclosure Policy which set out the Company’s policies regarding public disclosure, identify spokespersons for the Company, and establish rules for directors, officers and employees relating to trading securities of the Company.

b)

Not respond under any circumstances to inquiries from external parties unless they are a designated spokesperson for the Company, or are specifically asked to respond by such a Company spokesperson or are otherwise expressly authorized to do so by the Executive Chairman.

11.	CONFIDENTIALITY AND MISUSE OF UNDISCLOSED MATERIAL INFORMATION

Directors, officers and employees of the Company are required to maintain and protect the confidentiality of all information and materials relating to the Company which are entrusted to them, or which they receive by virtue of their position or employment with the Company. Such information may only be divulged to persons authorized to receive the information. For greater certainty, confidential information should not be divulged to spouses, associates, immediate family, friends, or persons with whom the director, officer or employee is connected by frequent or close association.

In addition, directors, officers and employees must not engage in any transactions for personal benefit which results or may result from confidential or non-public information which the director, officer or employee gains by reason of their position or authority. In addition to the foregoing prohibition under the Code, directors, officers and employees should be aware that securities laws make it illegal to use material non-public information when buying, selling or otherwise trading shares (“insider trading”) and passing on this information to others for their use when buying, selling or otherwise trading shares (“tipping”).

12.	AGENTS, CONSULTANTS AND SERVICE PROVIDERS

The Company requires its agents, consultants and service providers to act in a manner consistent with this Code in providing services to the Company. As such, persons retaining or hiring such service providers must consider and be satisfied that the reputations and business practices of such agents, consultants and contractors are in alignment with this Code. Where appropriate, background and reference checks on service providers should be performed.

If reasonable and appropriate, efforts should be made to draft agreements with agents, consultants and service providers that include terms requiring compliance with this Code and providing for remedies, including termination, for failure to comply. Where such provisions exist and there is a breach of the Code, the appropriate remedies should be enforced against the agent, consultant or service provider.

13.	DUTIES WITH RESPECT TO REPORTING

Directors, officers and employees have a duty to immediately report to management any activity that:

a)	he or she believes contravenes the law;
b)	represents a breach of this Code or a real or apparent conflict of interest;
c)	represents a misuse of the Company’s funds or assets; or
d)	represents a danger to the health and safety of our employees, contractors or public, or to the environment; and
e)	are also responsible for helping to identify and raise potential issues before they lead to Code violations.

If a director, officer or employee finds him or herself in a conflict or potential conflict of interest, or in violation of the Code, their duties are as follows:

a)	If the individual involved is an officer or an employee:
i.	The individual must immediately notify his or her immediate superior.

ii.	If the conflict or violation cannot be avoided or resolved by the individual and his or her respective superior, the individual must advise the Audit Committee.
b)	If the individual involved is a director:
i.	The individual must immediately notify the Chairman of the Board of Directors.
ii.

If the conflict or potential conflict cannot be avoided or resolved, the director must disclose the conflict or potential conflict to all of the directors of the Company and abstain or recuse themselves, as the case may be, from any vote or meeting in connection with the subject of the conflict.

Directors, officers and employees shall act in good faith in reporting a suspected Code violation or a situation that may create a potential for a Code violation and shall not take or tolerate any act of reprisal or retaliation against:

i.	a person who in good faith reports a suspected Code violation or a situation that may create a potential for a Code violation; or
ii.	a person who cooperates with the investigation of a suspected Code violation or a situation that may create a potential for a Code violation.
14.	REPORTING

The Company promotes an open and honest environment and encourages directors, officers and employees to address any questions they may have regarding a particular situation or concerns about a possible violation of a law, regulation or the Code promptly with management. Except with respect to self-reporting referred to in Article 13 above, if for some reason an individual is not comfortable doing so or if management does not resolve the matter, reports of potential or actual violations of law or this Code may be made in confidence using the following methods:

a)	By e-mail to the Audit Committee Chair
b)	By mail, addressed to the Audit Committee Chair at address of the Company

While we encourage all individuals to identify themselves to facilitate a proper investigation, it is not required to do so and an individual may make a report anonymously.

15.	INTERNAL AUDITS AND INVESTIGATING REPORTS OF SUSPECTED CODE VIOLATIONS

All suspected Code violations, or potential Code violations, will be investigated. The Audit Committee Chairperson and the Executive Chairman will decide on the most appropriate method of investigation in each instance and may seek the assistance of external legal advisors, accountants, or other advisors. To the extent possible, investigators will keep information and reports related to investigations confidential, subject to the need to conduct a full and impartial investigation, to comply with law and to remedy Code violations and monitor compliance.

Directors, officers and employees have a duty to cooperate with these investigations.

16.	WAIVER OF THE CODE

Any waiver of this Code for the benefit of a director or executive officer may be granted only by the Board of Directors of the Company, or a committee of the Board duly authorized to do so. For non-executive officers, the Executive Chairman may, in appropriate circumstances as he or she determines using best judgment, waive a conflict or violation of the Code, however any such waivers must be reported to the Audit Committee at its next meeting.

Any waivers granted to a member of the Board of Directors or to an executive officer that relates to any element of the “code of ethics” set forth in Section 406(c) of the Sarbanes-Oxley Act of 2002, will be disclosed as required by law or stock exchange regulations applicable to the Company. Those who fail to cooperate with investigations will be subject to discipline, which may include termination of employment.

17.	VERIFICATION OF THE CODE

The Company will make the most current version of the Code available to new directors, officers and employees at or about their time of hire and require such persons to verify they have read and understand the Code. In addition, the Company may require directors, officers and employees to periodically review the current version of the Code and verify their compliance with and understanding of the Code. Any director, officer or employee who fails or refuses to review the Code and to respond to a verification request by the Company may be subject to disciplinary measures up to and including termination.

The Code will be publicly available on the Company’s website at www.kwesst.com.

Adopted by the Board on December 20, 2024.